James Bay Distillers Ltd, Whisky & Gin Tasting Notes



Reviews for Galloping Goose whisky, Cadboro Whisky and Gintrigue Barrel-aged Gin from John Barleycorn Awards; Summer Gin No.5 from Wine Enthusiast (rating of 88 is higher than FEW (Chicago), Koval (Chicago), Catoctin Creek (Virginia) and even with Copperworks (Seattle).

Galloping Goose has 4 gold medals; Cadboro Whisky has 2 silver awards and is at Total Wine; Summer Gin No. 5 has 1 gold and 1 silver and our newest release, Gintrigue Gin has 1 silver (labels coming within a week!). Galloping Goose is also at State of Virginia ABC stores. All on Drizly.



Galloping Goose Premium Canadian Whisky

James Bay Distillers Ltd

Region: British Columbia
Country of Origin: Canada
Category: Whisk(e)y | 129. Canadian, Single Grain, (specify)

Age: 3 Years
Alcohol Content: 44%
Retail Price: $49.99
Production Volume: < 5000

Tasting Notes:
- This whisky shows a lot of complexity, utilizing all the space within the corn profile. It's initially sweet but quickly finds a nutty character that turns bright while showcasing subtle oak influences. Very well done.
- Lovely buttery nose that gets me excited to take a sip. And the taste delivers the promise of the aroma. This is a terrific sipper.



Cadboro Chocolate Flavored Whisky

James Bay Distillers Ltd



Region: British Columbia
Country of Origin: Canada
Category: Whisk(e)y | 133. Canadian, Flavored

Age: 3 Years
Alcohol Content: 40%
Retail Price: 44.99
Production Volume: < 5000

Tasting Notes:
- The chocolate flavor is nice and subtle — not syrupy or cloying like a liqueur.
- Lovely, subtle cacao notes.



WINE ENTHUSIAST
88 POINTS

Lochside Summer Gin No. 5

This small-batch gin opens light and clean, rounding into a juicy midpalate and finishing with plenty of warming spice— cumin, coriander, sweet cinnamon, a whiff of dried sage. Botanicals include orange blossom and kumquat.

— K. N.   Published 8/1/2020



Gintrigue Barrel-aged Gin

James Bay Distillers Ltd

Region: Washington State
Country of Origin: United States
Category: Gin | 320. Cold Compound (no heat), Aged/Cask Finish

Age: 6-months in ex-bourbon, ex-cognac barrels
Alcohol Content: 40%
Retail Price: 34.99
Production Volume: < 5000

Tasting Notes:
- Gentle and warming with a touch of fresh pine needles in the finish.
- The barrel finish on this rested gin rounds the edges which develops a buttery texture to deliver the most delicate citrus and juniper notes, and baking spices.